(11) Procedures Memorandum

Description  of  Issuance,  Transfer and  Redemption  Procedures  for  Contracts
Offered  by  the   Transamerica   Occidental  Life  Separate  Account  VUL-2  of
Transamerica Occidental Life Insurance Company.

Pursuant to Rule 6e-3(T)(b)(12)(ii) under the Investment Company Act of 1940 The Transamerica Occidental Life Separate Account VUL-2 of Transamerica Occidental Life Insurance Company ("Separate Account") of Transamerica Occidental Life Insurance Company ("Company") is registered under the Investment Company Act of 1940 ('1940 Act') as a unit investment trust. Within the Separate Account are twenty-four sub-accounts. Procedures apply equally to each sub-account and for purposes of this description are defined in terms of the Separate Account, except where a discussion of both the Separate Account and the individual sub-accounts is necessary. Each sub-account invests, respectively, in shares of a corresponding portfolio of the Separate Account. The investment experience of a sub-account of the Separate Account depends on the market performance of its corresponding portfolio. Although modified single payment variable life insurance Contracts funded through the Separate Account may also provide for fixed benefits supported by the Company's General Account, this description assumes that payments are allocated exclusively to the Separate Account and that all transactions involve only the sub-accounts of the Separate Account, except as otherwise explicitly stated herein.

I. "PUBLIC OFFERING PRICE": PURCHASE AND RELATED TRANSACTIONS --
SECTION 22(d) AND RULE 22C-l
This section outlines Contract provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. Because of the insurance nature of the Contracts, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and annuity plans. The chief differences revolve around the structure of the cost of insurance charges and the insurance underwriting process. Certain Contract provisions, such as reinstatement and loan repayment, do not result in the issuance of a Contract but require certain payments by the Contract Owner and involve a transfer of assets supporting Contract reserve into the Separate Account.

a. INSURANCE CHARGES AND UNDERWRITING STANDARDS
The Contracts are designed as modified single payment variable life insurance polices. The total of all payments paid can never exceed the then current maximum payments determined by Internal Revenue Service rules. If at any time a payment is paid which would result in total payments exceeding the current maximum payment limitations, the Company will return the amount in excess of such maximums to the Contract Owner. If the Guaranteed Death Benefit Rider is not in effect on the Contract, the Contract will remain in force so long as the Contract Value less surrender charges and less any outstanding debt is sufficient to pay certain monthly charges imposed in connection with the Contract. Cost of insurance charges for the Contracts will not be the same for all Contract Owners. The insurance principle of pooling and distribution of mortality risks is based upon the assumption that each Contract Owner pays a cost of insurance charge commensurate with the Insured's mortality risk, which is actuarially determined based upon factors such as age and health. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all Insureds would discriminate unfairly in favor of those Insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, there will be a different "price" for each actuarial category of Contract Owners because different cost of insurance rates will apply. Accordingly, while not all Contract Owners will be subject to the same cost of insurance rate, there will be a single "rate" for all Insureds in a given actuarial category. The Contracts will be offered and sold pursuant to the Company's underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Insureds, but recognize that payments must be based upon factors such as age, health and occupation. Tables showing the maximum cost of insurance charges will be delivered as part of the Contract.

b. APPLICATION AND INITIAL PAYMENT PROCESSING
Payments are payable only to the Company, and may be mailed to the Variable Life Service Center or, for the initial payment at the time of application or delivery of the Contract, paid through an authorized agent of the Company. All payments are credited to the Separate Account or the Fixed Account (a part of our General Account) as of date of receipt at the Variable Life Service Center.

The Contract requires a single payment of at least $10,000 on or before the date of issue. The initial payment is used to determine the face amount of the Contract, by treating the initial payment as equal to 100% of the guideline single premium, except as provided below. The Contract Owner also indicates the desired face amount of insurance coverage on the application. If we approve the application and the face amount specified exceeds 100% of the guideline single premium for the amount of the payment, the application will be amended and a Contract with a higher face amount will be issued. If we approve the application and the face amount specified is less than 80% of the guideline single premium for the amount of the payment, the application will be amended and a Contract with a lower face amount will be issued.

Additional payments of at least $10,000 may be made as long as the total payments do not exceed the maximum payment specified in the Contract. The total of all payments can never exceed the then-current maximum payment limitation determined by Internal Revenue Service rules. Where total payments would exceed the current maximum payment limits, the Company will only accept that part of a payment which will make total payments equal the maximum. The Company will return any part of a payment that is greater than that amount. However, the Company will accept a payment needed to prevent Contract lapse during a contract year. We may require evidence of insurability prior to accepting any additional payments which would increase the death benefit.

Upon receipt of a completed application from a prospective Contract Owner, the Company will follow certain insurance underwriting procedures designed to determine whether the proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Contract Owner before a determination can be made. A Contract cannot be issued until this underwriting procedure has been completed.

If at the time of application a prospective Contract Owner makes a payment of at least $10,000 and which is also at least 80% of the guideline single premium required for the amount of insurance requested, the Company will provide fixed conditional insurance in the amount of insurance applied for, up to a maximum of $250,000, subject to all the conditions of the conditional receipt, including that the Insured is insurable according to our underwriting rules. If the application is approved, the Contract will be issued as of the date of the underwriting approval. If the prospective Contract Owner does not wish to make any payment until the Contract is issued, upon delivery of the Contract the Company will require payment of sufficient payment to place the insurance in-force.

Pending completion of insurance underwriting and Contract issuance procedures, the initial payment will be held in the Fixed Account. If the application is approved and the Contract is issued and accepted, the initial payment held in the Fixed Account will be credited with interest not later than the date of receipt of the payment at the Company's Variable Life Service Center. Not later than two days after underwriting approval of the Contract, the amounts held in the Fixed Account will be allocated to the sub-accounts according to Contract Owner's instructions. However, if the contract is issued in a "full refund" state, the sub-account investments will initially be allocated to the Money Market sub-account and thereafter transferred according to the Contract Owner's instructions at the end of four calendar days plus the free look period (generally 10 days, but longer in some circumstances). Amounts remaining in the Fixed Account will continue to be credited interest from date of receipt of the payment at the Variable Life Service Center. If a Contract is not issued, the payments will be returned to the Contract Owner without interest.

These processing procedures are designed to provide insurance, starting with the date of the application, to the proposed Contract Owner in connection with payment of the initial payment and will not dilute any benefit payable to any existing Contract Owner. Although a Contract cannot be issued until the underwriting process has been completed, the proposed Contract Owner will receive immediate insurance coverage, subject to all the conditions of the conditional receipt, if the proposed Contract Owner has paid an initial payment and the Insured proves to be insurable. If the initial payment is not paid with the application, the insurance coverage under the Contract will not begin until the Contract is delivered to the Contract Owner while the Insured is alive and the initial payment is paid to the Company. The Company will require that the Contract be delivered within a specific delivery period to protect itself against anti-selection by the prospective Contract Owner resulting from a deterioration of the health of the proposed Insured.

c. PAYMENT ALLOCATIONS
The Contract Owner may allocate payments among the Fixed Account and among up to twenty of the sub-accounts of the Separate Account. The amount allocated to each sub-account and to the Fixed Account may not be less than 5% of the total payment without our consent and may only be allocated in whole percentages. Each sub-account of the Separate Account invests its assets in shares of a corresponding portfolio. Purchases and redemptions of such shares are made at net asset value, with no deduction for sales load.

Payments allocated to a sub-account, transfers to that sub-account, and reserve adjustment transfers, if any, will be netted as of each valuation date against amounts withdrawn from the sub-account in connection with Contract surrenders, partial withdrawals, transfers, and death benefits, as well as the asset charge and amounts paid to the Company in lieu of taxes, if any. A net purchase or sale of portfolio shares will be made for a sub-account at net asset value. All income, dividends and realized capital gain distributions of a portfolio will be reinvested in shares of the respective portfolio at net asset value. Valuation dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days where there is a sufficient degree of trading in a portfolio's securities such that the current net asset value of the sub-accounts may be materially affected.

The Contract Owner may change the allocation of payments without charge at any time by providing written notice to the Variable Life Service Center. The change will be effective as of the date of receipt of the notice at the Variable Life Service Center. The Contract Owner may transfer amounts among all of the sub-accounts and the Fixed Account, subject to certain restrictions. At no time, however, may the Contract Owner have value in more than 20 sub-accounts, plus the Fixed Account.

d. REPAYMENT OF LOAN
The Contract Owner may borrow money secured by Contract Value. The total amount the Contract Owner may borrow is the loan value. The loan value is 90% of the Contract Value minus any surrender charges. The minimum loan is $1,000. The maximum loan is the loan value minus any outstanding loans. The Company will usually pay the loan within seven days after the Company receives a written request for the loan.

The Company will allocate the loan among the sub-accounts and the Fixed Account according to the Contract Owner's instructions. If the Contract Owner does not make an allocation, the Company will make a pro-rata allocation among the sub-accounts and Fixed Account. The Company will transfer Contract Value in each sub-account, equal to the Contract loan amount, to the Fixed Account. The Company will not count this transfer as a transfer subject to the transfer charge, described below. Contract Value equal to the outstanding loan amount will earn monthly interest in the Fixed Account at an annual rate of at least 4.0%.

Contract loans will permanently affect the Contract Value and surrender value, and may permanently affect the death benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the sub-accounts is less than or greater than the interest credited to the Contract Value in the Fixed Account that secures the loan. A loan made under the Contract may be repaid with an amount equal to the original loan plus loan interest.

When a loan is made, the Company will transfer from each sub-account of the Separate Account to the Fixed Account an amount of that sub-account's Contract Value equal to the loan amount allocated to the sub-account. Since the Company will credit such assets with interest at a rate which is below the interest rate charged on the loan, the difference will be retained by the Company to cover certain expenses and contingencies.

Upon repayment of debt, the Company will reduce the Contract Value in the Fixed Account attributable to the loan and transfer assets supporting corresponding reserves to the sub-accounts according to the Contract Owner's instruction or, if no instructions are provided, according to the payment allocation percentages then in effect. Loan repayments allocated to the Separate Account cannot exceed Contract value previously transferred from the Separate Account to secure the debt.

e. PREFERRED LOAN OPTION - Any portion of the outstanding loan that represents earnings in the Contract, a loan from an exchanged life insurance policy that was as carried over to the Contract, or the gain in the exchanged life insurance policy that was carried over to the Contract may be treated as a preferred loan. The available percentage of the gain carried over from an exchanged policy less any policy loan carried over which will be eligible for preferred loan treatment is as follows:

--------------------- ------------------ ------------------ -----------------
    Beginning of        Unloaned Gain      Beginning of      Unloaned Gain
   Contract Year          Available        Contract Year       Available
--------------------- ------------------ ------------------ -----------------
--------------------- ------------------ ------------------ -----------------
         1                   0%                  7                60%
--------------------- ------------------ ------------------ -----------------
--------------------- ------------------ ------------------ -----------------
         2                   10%                 8                70%
--------------------- ------------------ ------------------ -----------------
--------------------- ------------------ ------------------ -----------------
         3                   20%                 9                80%
--------------------- ------------------ ------------------ -----------------
--------------------- ------------------ ------------------ -----------------
         4                   30%                10                90%
--------------------- ------------------ ------------------ -----------------
--------------------- ------------------ ------------------ -----------------
         5                   40%                11+               100%
--------------------- ------------------ ------------------ -----------------
--------------------- ------------------ ------------------ -----------------
         6                   50%
--------------------- ------------------ ------------------ -----------------

The guaranteed annual interest rate credited to the Contract Value securing a preferred loan will be at least 5.5%.

Interest on all loans under the Contract - whether the loan is treated as a preferred loan or not --accrues daily at the annual rate of 6.0%.Interest is due and payable in arrears at the end of each Contract year or for as short a period as the loan may exist. Interest not paid when due will be added to the outstanding loan by transferring Contract Value equal to the interest due to the Fixed Account. The interest due will bear interest at the same rate.


f. TERMINATION AND REINSTATEMENT
If on a monthly processing date (first day of a Contract month) the surrender value is insufficient to cover the monthly deductions due, or if Contract debt exceeds the Contract value less surrender charges, the Company will notify the Contract Owner and any assignee of record. The Contract Owner will then have a grace period of 62 days, measured from the date the notice is mailed, to make sufficient payments to prevent termination. Failure to make a sufficient payment within the grace period will result in termination of the Contract without any Contract Value. The death benefit payable during the grace period will be reduced by any overdue charges. If the Insured dies during the grace period, the net death benefit will still be payable, but any monthly deductions due and unpaid through the Contract month in which the Insured dies will be deducted from the death benefit.

If the Contract has not been surrendered and the Insured is alive, the terminated Contract may be reinstated within three years (or such later date as required by state law) after the date of default and before the final payment date (or, before the maturity date if the outstanding loan exceeded the Contract Value less the surrender charges). The Contract may be reinstated by submitting the following to the Company: (1) a written application for reinstatement; (2) evidence of insurability satisfactory to the Company; and (3) a payment that is large enough (a) to cover the cost of all contract charges that were due and unpaid during the grace period, (b) to keep the contract in force for three months, and (c) to reinstate any loan against the Contract that existed at the end of the grace period. The Contract value on the date of reinstatement is: (1) the payment paid to reinstate the Contract increased by interest from the date the payment was received at the Company's Variable Life Service Center; plus (2) an amount equal to the Contract value less debt on the date of default minus the monthly deduction due on the date of reinstatement. The surrender charge on the date of reinstatement is the surrender charge which was in effect on the date of default.

g. CORRECTION OF MISSTATEMENT OF AGE
If the Insured's age or sex is not correctly stated in the Contract application, the Company will adjust benefits under the Contract to reflect the correct age and sex. The adjustment will be based upon the ratio of the maximum payment for the Contract to the maximum payment for the Contract issued for the correct age or sex. The Company will not reduce the Death Benefit to less than the guideline minimum sum Insured. For a unisex Contract, there is no adjusted benefit solely for misstatement of sex. If the Insured dies after the final payment date, there will be no adjustment for misstatement of age or sex.

h. CONTESTABILITY
Except for fraud (unless such defense is not permitted under state law) or non-payment of premiums, a Contract may not be contested after it has been in force during the lifetime of the Insured for two years from the date of issue. A contest is any action taken by us to cancel insurance or deny a claim based on untrue or incomplete answers in the application for the Contract. If the underwriting class is changed at the Contract Owner's request and we approve the requested change, we cannot contest the change after it has been in force for two years from its effective date and the Insured is alive. A reinstatement may not be contested after two years from the effective date of the reinstatement and the Insured is alive.

i. REDUCTION IN COST OF INSURANCE RATE CLASSIFICATION
By practice, the Company will reduce the insurance protection charge rate classification for an outstanding Contract if new evidence of insurability demonstrates that the Insured qualifies for a lower classification. After the reduced rating is determined, the Contract Owner will pay a lower monthly cost of insurance charge each month compared to the charge that would have been paid under the prior classification.

II. "REDEMPTION PROCEDURE": SURRENDER AND RELATED TRANSACTIONS
The Contracts provide for the payment of monies to a Contract Owner or beneficiary upon presentation of a Contract. Generally except for the payments of death proceeds, the imposition of cost of insurance and administrative charges, and the possible effect of a contingent surrender charge, the payee will receive a pro rata or proportionate share of the Separate Account's assets, within the meaning of the 1940 Act, in any transaction involving "redemption procedures". The amount received by the payee will depend upon the particular benefit for which the Contract is presented, including, for example, the surrender value or net death benefit. There are also certain Contract provisions (e.g., partial withdrawals or the loan privilege) under which the Contract will not be presented to the Company but which will affect the Contract Owner's benefits and may involve a transfer of the assets supporting the Contract reserve out of the Separate Account. Any combined transactions on the same day which counteract the effect of each other will be allowed. The Company will assume the Contract Owner is aware of the possible conflicting nature of the transactions and desires their combined result. If a transaction is requested which the Company will not allow (e.g., a request for a decrease in face amount) the Company will reject the whole transaction and not just the portion which causes the disallowance. The Contract Owner will be informed of the rejection and will have an opportunity to give new instructions.

a. FREE LOOK PRIVILEGE - The Contract provides for a free look period under the Right to Cancel provision. The Contract Owner has the right to examine and cancel the Contract by returning it to the Company or one of its representatives on or before the tenth day (or such later date as may be required by state law) after the Contract owner receives the Contract. If the Contract provides for a full refund under its "Right to Cancel" provision (as may be required by state law), the refund will be the entire payment. If the Contract does not provide for a full refund (as provided by state law), the Contract Owner will receive
(1) amounts allocated to the Fixed Account; plus (2) the portion of Contract Value in the sub-accounts; plus (3) all fees, charges and taxes which have been imposed.

b. CONVERSION PRIVILEGE - During the first 24 Contract months after the date of issue, subject to certain restrictions, the Contract Owner may convert the Contract to a modified single payment fixed Contract by transferring all Contract Value in the sub-accounts to the Fixed Account and by simultaneously changing the allocation of future payments to the Fixed Account.

c. CHARGES AND DEDUCTIONS -- The following charges will apply to the Contract under the circumstances described. Some of these charges apply throughout the Contract's duration.

MONTHLY DEDUCTIONS - On the monthly processing date, the Company will deduct an amount to cover charges and expenses incurred in connection with the Contract. This monthly deduction will be deducted by subtracting values from the Fixed Account accumulation and/or canceling units from each applicable sub-account on a pro rata basis. As a result, the number of units cancelled in a sub-account will be in the ratio of the portion of Contract Value in that sub-account to the total Contract Value net of any outstanding loan. The amount of the monthly deduction will vary from month to month. If the Contract Value is not sufficient to cover the monthly deduction which is due, the Contract may lapse if the Guaranteed Death Benefit Rider is not in effect on the Contract. No monthly deductions will be taken after the final payment date or, in the case of the Distribution Fee and the Tax Charge, after the end of ten Contract years. The monthly deduction is comprised of the following charges:

- Administration Charge: The Company imposes a monthly charge at an annual rate of 0.30% of the Contract Value. This charge is to partially reimburse us for administrative expenses incurred in the administration of the Contract. It is not expected to be a source of profit.

- Monthly Insurance Protection Charge: Immediately after the Contract is issued, the death benefit will be greater than the payment. While the Contract is in force, the death benefit will generally be greater than the Contract Value. To help enable the Company to pay this excess of the death benefit over the Contract Value, a monthly cost of insurance charge is deducted. This charge varies depending on the type of Contract and the underwriting class. In no event will the current deduction for the cost of insurance exceed the guaranteed maximum insurance protection rates set forth in the Contract. These guaranteed rates are based on the Commissioners 1980 Standard Ordinary Mortality Tables (Age Last Birthday), Tobacco User or Non-Tobacco User (male rates are used for unisex Contracts and Mortality Table D for second-to-die Contracts) and the Insured's sex and age. The Tables used for this purpose set forth different mortality estimates for males and females and for tobacco users and non-tobacco users. Rates also vary depending on whether the Contract was issued based on simplified underwriting criteria or, instead, was issued based on full underwriting. Any change in the insurance protection rates will apply to all Insureds of the same age, sex and underwriting class whose Contracts have been in force for the same period. The underwriting class of an Insured will affect the insurance protection rate. The Company currently places Insureds into standard underwriting classes and non-standard underwriting classes. The underwriting classes are also divided into two categories: tobacco user and non-tobacco user. The Company will place Insureds under the age of 18 at the date of issue in a standard or non-standard underwriting class. The Company will then classify the Insured as a non-tobacco user when the Insured reaches the age of 18.

- Distribution Fee: During the first ten Contract years, the Company makes a monthly deduction to compensate us for a portion of the sales expenses incurred by us with respect to the Contracts. This charge is equal to 0.40% of the Contract Value.

- Tax Charge: During the first ten Contract years, the Company makes a monthly deduction equal to 0.20% on an annual basis to partially compensate the Company for state and local premium taxes, and federal income tax treatment of Deferred Acquisition Costs. The effective state premium tax for the Company typically ranges between 2.35% and 3.5% of payments received by us. Currently, rates from between 0% and 3.5% in the various states and the District of Columbia. The Company does not intend to profit from the payment tax portion of this charge.


DAILY DEDUCTIONS - The Company assesses each sub-account with a charge for mortality and expense risks. Portfolio expenses are also reflected in the Separate Account.

- Mortality and Expense Risk Charge: The Company imposes a daily charge equivalent to an annual rate of 0.80% of the average daily net asset value of each sub-account.

- Fund Expenses - The value of the units of the sub-accounts will reflect the management fee and other expenses of the portfolios whose shares the sub-accounts purchase. No charges are currently made against the sub-accounts for federal or state income taxes. Should income taxes be imposed, the Company may make deductions from the sub-accounts to pay the taxes.

SURRENDER CHARGE - The Contract's contingent surrender charge is a deferred sales charge and an unrecovered payment tax charge. The deferred sales charge partially compensates us for distribution expenses, including commissions to our representatives, advertising and the printing of prospectuses and sales literature. The unrecovered payment tax charge is designed to help reimburse us for the unrecovered federal and state taxes the Company has paid.

-------------- ------------- ----------- -------------
  Contract      Surrender    Contract     Surrender
    Year*         Charge       Year*        Charge
-------------- ------------- ----------- -------------
-------------- ------------- ----------- -------------
      1            9.0%          6           4.0%
-------------- ------------- ----------- -------------
-------------- ------------- ----------- -------------
      2            8.0%          7           3.0%
-------------- ------------- ----------- -------------
-------------- ------------- ----------- -------------
      3            7.0%          8           2.0%
-------------- ------------- ----------- -------------
-------------- ------------- ----------- -------------
      4            6.0%          9           1.0%
-------------- ------------- ----------- -------------
-------------- ------------- ----------- -------------
      5            5.0%         10+          0.0%
-------------- ------------- ----------- -------------

* If a Contract is terminated and is later reinstated, the surrender charge on the effective date of reinstatement is the surrender charge which was in effect on the date of default. Subsequent surrender charges and contract years are adjusted accordingly.

PARTIAL WITHDRAWAL COSTS - A contingent surrender charge may apply to any partial withdrawal taken during the time that a surrender charge applies to the Contract (the first nine Contract years, adjusted accordingly for any reinstatements). However, in any Contract year, the Contract Owner may withdraw, without a surrender charge, up to 10% of the Contract Value minus the total of any prior free withdrawals in the same Contract year ("Free 10% Withdrawal.") The right to make the Free 10% Withdrawal is not cumulative from Contract year to Contract year. For example, if only 8% of Contract Value were withdrawn in the second Contract year, the amount which could be withdrawn in future Contract years would not be increased by the amount the Contract Owner did not withdraw in the second Contract year.

Currently, there is no withdrawal transaction fee assessed for a partial withdrawal taken. We reserve the right to impose a withdrawal transaction fee equal to 2% of the amount withdrawn, not to exceed $25, on any partial withdrawal taken. The fee is designed to offset the expense of processing the partial withdrawal.

TRANSFER CHARGES - The first 18 transfers in a Contract year are free. After that, the Company may deduct a transfer charge not to exceed $25 from amounts transferred in that Contract year. If the Contract Owner applies for automatic transfers, the first automatic transfer for the selected option counts as one transfer. Each future automatic transfer for the selected option is without charge and does not reduce the remaining number of transfers that may be made without charge.

Each of the following transfers of Contract Value is free and does not count as one of the 18 free transfers in a Contract year:

- A transfer from the Fixed Account to the Money Market sub-account during the "free look" period on a Contract which provides for a full refund of payment in the event the "free look" privilege is exercised; - A transfer from the Money Market sub-account at the end of the "free look" period on a Contract which provides for a full refund of payment in the event the "free look" privilege is exercised; - A conversion within the first 24 months from date of issue; - A transfer to the Fixed Account to secure a loan; A transfer from the Fixed Account as a result of a loan repayment; and - A transfer due to a material change in the investment policy of a portfolio.

d. DEATH BENEFIT
The death benefit through the final payment date is the greater of the face amount or guideline minimum sum Insured. After the final payment date, the death benefit is 101% of the Contract Value if the Guaranteed Death Benefit Rider is not in effect. If the Guaranteed Death Benefit Rider is in effect, however, the death benefit after the final payment date is the greater of (1) the face amount as of the final payment date or (2) 101% of the Contract Value. The Company will pay a net death benefit to the beneficiary within seven days after receipt at its Variable Life Service Center of the Contract, due proof of death of the Insured, and all other requirements necessary to make payment. For Second-to-Die Contracts, the net death benefit is payable on the death of the last surviving Insured; there is no net death benefit payable on the death of the first Insured to die.

The Company will normally pay the net death benefit within seven days of receiving due proof of the Insured's death, but the Company may delay payment of net death benefits. The beneficiary may receive the net death benefit in a lump sum or under a benefit payment option, unless the benefit payment option has been restricted by the Contract Owner. Before the final payment date, the net death benefit is the death benefit minus any outstanding loan, rider charges and monthly deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawals, applicable surrender charges, and withdrawal transaction fees. After the final payment date, if the Guaranteed Death Benefit Rider is effective on the Contract, the net death benefit is the death benefit minus any outstanding loan through the month in which the Insured dies. If the Guaranteed Death Benefit Rider is not in effect on the Contract, then the net death benefit after the final payment date is the death benefit minus any outstanding loan through the month in which the Insured dies, as well as any partial withdrawals, applicable surrender charges, and withdrawal transaction fees. In most states, the Company will compute the net death benefit on the date it receives due proof of the Insured's death.

The Company will make payment of the death proceeds out of its general account, and will transfer assets from the Separate Account to the general account in an amount equal to the reserve in the Separate Account attributable to the Contract. The excess, if any, of the death proceeds over the amount transferred will be paid out of the general account reserve maintained for that purpose.

GUARANTEED DEATH BENEFIT RIDER - If at the time of issue the Contract Owner has paid a premium payment equal to 100% of the guideline single premium, a Guaranteed Death Benefit Rider will be added to the Contract at no additional charge. The Guaranteed Death Benefit Rider provides that (1) through the final payment date, the Contract will not lapse; and (2) after the final payment date, a guaranteed death benefit will be provided thereafter unless the Rider is subsequently terminated. The death benefit and the net death benefit provided under the Guaranteed Death Benefit Rider are described above under "DEATH BENEFIT."

The Guaranteed Death Benefit Rider will terminate (and may not be reinstated) on the first to occur of the following: - Foreclosure of the outstanding loan, if any; or - A request for a partial withdrawal or loan after the final payment date; or - Upon your written request.

GUIDELINE MINIMUM SUM INSURED - The guideline minimum sum insured is a percentage of the Contract Value. The guideline minimum sum insured is computed based on federal tax regulations to ensure that the Contract qualifies as a life insurance contract and that the insurance proceeds generally will be excluded from the gross income of the beneficiary.

GUIDELINE MINIMUM SUM INSURED

                    Attained Age            Percentage            Attained Age           Percentage
                     40 or less                265%                    64                   137%
                         41                    258%                    65                   135%
                         42                    251%                    66                   134%
                         43                    244%                    67                   133%
                         44                    237%                    68                   132%
                         45                    230%                    69                   131%
                         46                    224%                    70                   130%
                         47                    218%                    71                   128%
                         48                    212%                    72                   126%
                         49                    206%                    73                   124%
                         50                    200%                    74                   122%
                         51                    193%                   75-85                 120%
                         52                    186%                    86                   118%
                         53                    179%                    87                   116%
                         54                    172%                    88                   114%
                         55                    165%                    89                   112%
                         56                    161%                    90                   110%
                         57                    157%                    91                   108%
                         58                    153%                    92                   106%
                         59                    149%                  93 -95                 105%
                         60                    145%                    96                   104%
                         61                    143%                    97                   103%
                         62                    141%                    98                   102%
                         63                    139%                  99-115                 101%



e. TRANSFERS AMONG SUB-ACCOUNTS
The Contracts permit payments to be allocated either to the Fixed Account or to the sub-accounts of the Separate Account. Each sub-account invests exclusively in a corresponding investment portfolio. The Fixed Account is part of the Company's general account. At any time, the Contract Owner may have value in up to twenty sub-accounts, plus the Fixed Account. The first 18 transfers each Contract year are free.

Subject to the consent of the Company, the Contract Owner may transfer amounts among the sub-accounts and between the sub-accounts and the Fixed Account, subject to certain restrictions. The Contract Owner may apply for automatic transfers under the Dollar Cost Averaging (DCA) option from a "source account" -- either the Money Market sub-account or the Fixed Account -- to one or more of the other sub-accounts. DCA transfers may not be made to the Fixed Account. DCA transfers may not be made to the "source account." Therefore, if the Money Market sub-account is the "source account", no transfers may be made under the option to the Money Market sub-account. DCA transfers may be made at intervals of one, three, or six months. The amount transferred from the "source account" must be at least $100 per transfer, and all transfer amounts must be in whole dollars. If the "source account" is reduced to $0 (zero), the automatic transfer will cease. The Contract Owner must then reapply for any future automatic transfers.

The Contract Owner may also apply for the Automatic Account Rebalancing (AAR) option, in order to reallocate Contract Value among the sub-accounts at intervals of three, six, or twelve months. The Fixed Account is not included in the AAR option. The DCA and the AAR options may not be in effect at the same time.

The first 18 transfers in a Contract year are free. Thereafter, the Company may deduct a transfer charge not to exceed $25 from amounts transferred in that Contract year. The first automatic transfer for each elected option counts as one transfer toward the 18 free transfers allowed in each Contract year. Each subsequent automatic transfer under the elected option is free and does not reduce the remaining number of transfers that are free in a Contract year. Any transfers made for a conversion privilege, Contract loan or material change in investment policy will not count toward the 18 free transfers, nor will transfers to and from the Money Market sub-account made during and at the end of the "free look period" if the Contract provides for a full refund if the "free look privilege" is exercised.

The transfer privilege is subject to the Company's consent. The Company reserves the right to impose limits on transfers including, but not limited to, the:
- Minimum amount that may be transferred;
- Minimum amount that may remain in a sub-account following a transfer from that sub-account; - Minimum period between transfers involving the Fixed Account; and
- Maximum amounts that may be transferred from the Fixed Account.

f. SURRENDER FOR CASH VALUES
The surrender value of the Contract is equal to the Contract Value less any outstanding loan and less any surrender charges. The Company will generally pay the surrender value from the sub-accounts within seven days after receipt, at its Variable Life Service Center, of the Contract and a signed request for surrender (amounts payable from Fixed Account allocations may be postponed for no more than 6 months). Computations with respect to the investment experience of each sub-account will be made at the close of trading of the New York Stock Exchange on each day in which the degree of trading in the corresponding portfolio might materially affect the net return of the sub-account and on which the Company is open. This will enable the Company to pay a net cash value on surrender based on the next computed value after the surrender request is received. For valuation purposes, the surrender is effective on the date the Company receives the request at its Variable Life Service Center (although insurance coverage ends the day the request is mailed). The Contract Value equal to the value of all accumulations in the sub-accounts may increase or decrease from day to day depending on the investment experience of the Separate Account. Calculation of the Contract Value for any given day will reflect the actual payments, expenses charged and deductions taken.

g. DEFAULT AND OPTIONS ON LAPSE
If the Guaranteed Death Benefit Rider is in effect on a Contract, the Contract will not lapse. If the Guaranteed Death Benefit Rider is not in effect on a Contract, the duration of insurance coverage depends upon the Contract Value being sufficient to cover the monthly deductions plus loan interest accrued. If the surrender value at the beginning of a Contract month is less than the deductions for that month, a grace period of 62 days will begin. Whether the Guaranteed Death Benefit Rider is in effect on a Contract or is not, however, a grace period of 62 days will also begin if the outstanding loan ever exceeds the Contract Value minus the surrender charges. Written notice will be sent to the Contract Owner and any assignee on the Company's records stating that such a grace period has begun and giving the amount of payment necessary to prevent termination. If sufficient payment is not received during the grace period, the Contract will terminate without value. Notice of such termination will be sent to the owner and any assignee. If the Insured should die during the grace period, an amount sufficient to cover the overdue monthly deductions and other charges will be deducted from the death benefit.